UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Meta Financial Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

59100U108
(CUSIP Number)

Rachel Clarke Philadelphia Financial Management of San Francisco, LLC 450 Sansome Street, Suite 1500 San Francisco, California 94111 (415) 352-4463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 59100U108	Page 2 of 21

1.	NAMES OF REPORTING PERSONS PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	402,016
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	402,016
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,016
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON IA

CUSIP No: 59100U108	Page 3 of 21

1.	NAMES OF REPORTING PERSONS BOATHOUSE ROW I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	160,179
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	160,179
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,179
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No: 59100U108	Page 4 of 21

1.	NAMES OF REPORTING PERSONS BOATHOUSE ROW II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	51,999
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	51,999
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,999
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON PN

CUSIP No: 59100U108	Page 5 of 21

1.	NAMES OF REPORTING PERSONS BOATHOUSE ROW OFFSHORE LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	189,838
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	189,838
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,838
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No: 59100U108	Page 6 of 21

1.	NAMES OF REPORTING PERSONS JORDAN HYMOWITZ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	402,016
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	402,016
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,016
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D

Item 1.	Security and Issuer

Item 1 of the Initial Schedule 13D is hereby amended by adding the following:

This Amendment No. 1 to the statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $.01 par value per share (the “Common Stock”), of Meta Financial Group, Inc. (the “Issuer”), whose principal executive offices are located at 5501 South Broadband Lane, Sioux Falls, South Dakota 57108. This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 24, 2011 (the “Initial Schedule 13D”).  This Amendment No. 1 is being filed to report certain acquisitions and dispositions since the filing of the Initial Schedule 13D that may be deemed a “material change” to Schedule 13D under Rule 13d-2(a).

Item 2.	Identity and Background

Item 2 of the Initial Schedule 13D is hereby restated in its entirety as follows:

(a)           This Schedule 13D is being filed by the following (collectively, the “Reporting Persons”):  Philadelphia Financial Management of San Francisco, LLC, a California limited liability company (“Philadelphia Financial”); Boathouse Row I, L.P., a Delaware limited partnership; Boathouse Row II, L.P., a Delaware limited partnership; Boathouse Row Offshore Ltd., a Cayman Islands corporation; and Jordan Hymowitz, a United States citizen.  Boathouse Row I, L.P., Boathouse II, L.P. and Boathouse Row Offshore Ltd. are referred to hereinafter collectively as “the Funds.”  Philadelphia Financial serves as investment adviser to Boathouse Row Offshore Ltd.and as general partner to each of Boathouse Row I, L.P. and Boathouse Row II, L.P.  Jordan Hymowitz serves as Managing Member of Philadelphia Financial.

Set forth in the attached Annex A and incorporated herein by reference is a list of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b)           The business address of the Reporting Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.

(c)           The principal business of the Funds is investing in securities and related instruments.  The principal business of Philadelphia Financial is performance of investment management and advisory services.  Jordan Hymowitz is the Managing Member of Philadelphia Financial.

(d)           During the last five years, none of the Reporting Persons or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           On September 16, 2013, without admitting or denying the SEC’s findings (except as to jurisdiction), Philadelphia Financial voluntarily consented to the SEC’s entry of an Order that included findings, a Cease and Desist order, a requirement to pay $154,443.60 in disgorgement and interest, and a $65,000 civil penalty related to alleged violations of Rule 105 of Regulation M.   As reflected in the SEC’s Order, Philadelphia Financial undertook prompt remediation and cooperated with the SEC during its investigation.

(f)           The place of organization of (i) Philadelphia Financial is California, United States of America; (ii) Boathouse Row I, L.P. and Boathouse Row II, L.P. is Delaware, United States of America; and (iii) Boathouse Row Offshore Ltd. is Cayman Islands. The citizenship of Jordan Hymowitz is United States of America. The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

SCHEDULE 13D

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by adding the following:

All of the purchases were made from the working capital of the Reporting Persons.  The responses to Item 4 and Item 5(c), including Exhibit G are incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

Between the filing of the Initial Schedule 13D (on June 24, 2011) and August 15, 2011, the Reporting Persons acquired 46,284 shares of Common Stock, which equated to one percent or more of the class of Common Stock at that time.  As of August 15, 2011, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 255,868 shares of Common Stock, which represented approximately 8.2% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 71,796 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 22,391 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 161,681 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

Between August 16, 2011 and March 1, 2012, the Reporting Persons disposed of 41,100 shares of Common Stock (gross of any acquisitions during that time), which equated to one percent or more of the class of Common Stock at that time.  As of March 1, 2012, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 240,623 shares of Common Stock, which represented approximately 7.5% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 71,132 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 21,415 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 148,076 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

On May 9, 2012, the Reporting Persons acquired 138,000 shares of Common Stock in a private placement, at a price of $20.60 per share.  Specifically, on May 9, 2012, the Issuer entered into and consummated a securities purchase agreement with each of (i) Boathouse Row I, L.P., Boathouse Row II, L.P. and Boathouse Row Offshore, Ltd., (ii) an entity affiliated with Altamont Capital Partners (“Altamont”), and (iii) Long Meadow Holdings, L.P. (“LMH” and, together with the entities affiliated with each of Altamont and the Funds, the “May 2012 Buyers”), pursuant to which the Issuer agreed to sell an aggregate of 640,000 shares of Common Stock, for aggregate consideration of $13,184,000, or $20.60 per share (the “May 2012 Private Placement”).  The respective securities purchase agreements entered into by the Issuer and each of the May 2012 Buyers (the “May 2012 Purchase Agreements”) contained customary representations, warranties and covenants of the Issuer and such May 2012 Buyers, including, among others, indemnification obligations of the Issuer for the benefit of such May 2012 Buyers.  The Issuer and each of the May 2012 Buyers also entered into a separate registration rights agreement (each, a “May 2012 Registration Rights Agreement”), the form of which is attached as Exhibit A to each May 2012 Purchase Agreement, pursuant to which the Issuer agreed to prepare and file with the SEC a registration statement covering the resale of shares of Common Stock purchased by the May 2012 Buyers in the May 2012 Private Placement within 30 days after the consummation of the sales of Common Stock

SCHEDULE 13D

in the May 2012 Private Placement and to use commercially reasonable efforts to cause such registration statement to be declared effective within 120 days of such consummation or the Issuer would be obligated to pay to the May 2012 Buyers liquidated damages in certain circumstances.

Pursuant to the May 2012 Purchase Agreement entered into by and among the Issuer and Boathouse Row I, L.P., Boathouse Row II, L.P. and Boathouse Row Offshore, Ltd., the Funds purchased 138,000 shares of Common Stock from the Issuer for an aggregate purchase price of $2,842,800, allocated as follows:  39,708 shares of Common Stock acquired by Boathouse Row I, L.P. for an aggregate purchase price of $817,984.80; 12,626 shares of Common Stock acquired by Boathouse Row II, L.P. for an aggregate purchase price of $260,095.60; and 85,666 shares of Common Stock acquired by Boathouse Row Offshore, Ltd. for an aggregate purchase price of $1,764,719.60.  The description of the May 2012 Purchase Agreement and May 2012 Registration Rights Agreement related to the Reporting Persons set forth herein do not purport to be complete and are qualified in their entirety by reference to the full text of the form of such documents, which are included as Exhibits C and D, respectively, to this Schedule 13D and are incorporated herein by reference.

Following the consummation of the May 2012 Private Placement, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 371,223 shares of Common Stock, which represented approximately 9.7% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 108,705 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 33,409 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 229,109 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

On August 16, 2012, the Reporting Persons agreed to acquire at least 100,000 shares of Common Stock in a private placement, at a price of $21.91 per share.  Specifically, on August 16, 2012, the Issuer entered into and consummated a securities purchase agreement with certain institutional and individual investors (collectively, the “August 2012 Buyers”), including Boathouse Row I, L.P., Boathouse Row II, L.P. and Boathouse Row Offshore, Ltd., pursuant to which the Issuer agreed to sell an aggregate of 1,563,100 shares of Common Stock, for aggregate consideration of approximately $34.2 million, or $21.91 per share (the “August 2012 Private Placement”).   The respective securities purchase agreements entered into by the Issuer and each of the August 2012 Buyers (the “August 2012 Purchase Agreements”) contained customary representations, warranties and covenants of the Issuer and such August 2012 Buyers, including, among others, indemnification obligations of the Issuer for the benefit of such August 2012 Buyers.  The closing of the August 2012 Private Placement were subject to approval by holders of a majority of the outstanding shares of Common Stock of an amendment to the Issuer’s Certificate of Incorporation to, among other things, increase the number of authorized shares of Common Stock, as well as approval by holders representing a majority of votes cast of the August 2012 Private Placement as required under Rule 5635 of the NASDAQ Stock Market Rules.  Requisite stockholder approval was obtained on September 27, 2012.  In addition to stockholder approval, the closing of the August 2012 Private Placement  were subject to certain customary conditions, including the non-occurrence of a material adverse effect as to the Issuer and that a minimum of 700,000 shares be issued at the closing of the August 2012 Private Placement.

At the closing of the August 2012 Private Placement, the Issuer and each of the August 2012 Buyers entered into a separate registration rights agreement (each, a “August 2012 Registration Rights Agreement”), the form of which is attached as Exhibit A to each August 2012 Purchase Agreement, pursuant to which the Issuer agreed to prepare and file with the SEC a registration statement covering the resale of shares of Common Stock purchased by the August 2012 Buyers at the closing of the August 2012 Private Placement within 30 days after such closing and to use commercially reasonable efforts to cause such registration statement to be declared effective within 120 days of such closing, or the Issuer would be obligated to pay to the August 2012 Buyers liquidated damages in certain circumstances.

SCHEDULE 13D

Pursuant to the August 2012 Purchase Agreement entered into by and among the Issuer and Boathouse Row I, L.P., Boathouse Row II, L.P. and Boathouse Row Offshore, Ltd., the Funds purchased 100,000 shares of Common Stock from the Issuer for an aggregate purchase price of $2,191,000, allocated as follows:  28.095%, or 28,095 shares of Common Stock, acquired by Boathouse Row I, L.P. for an aggregate purchase price of $615,561.45; 9.263%, or 9,263 shares of Common Stock, acquired by Boathouse Row II, L.P. for an aggregate purchase price of $202,952.33; and 62.642%, or 62,642 shares of Common Stock, acquired by Boathouse Row Offshore, Ltd. for an aggregate purchase price of $1,372,486.22.  The description of the August 2012 Purchase Agreement and August 2012 Registration Rights Agreement related to the Reporting Persons set forth herein do not purport to be complete and are qualified in their entirety by reference to the full text of the form of such documents, which are included as Exhibits E and F, respectively, to this Schedule 13D and are incorporated herein by reference

The August 2012 Private Placement closed on September 28, 2012.  Following the closing of the August 2012 Private Placement, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 471,223 shares of Common Stock, which represented approximately 8.7% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 136,800 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 42,672 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 291,751 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

Between September 28, 2012 and September 6, 2013, the Reporting Persons disposed of 105,759 shares of Common Stock (gross of any acquisitions during that time), which equated to one percent or more of the class of Common Stock at that time.  As of September 6, 2013, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 400,374 shares of Common Stock, which represented approximately 6.7% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 122,527 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 42,204 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 235,643 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

Between September 7, 2013 and December 13, 2013, the Reporting Persons acquired 70,459 shares of Common Stock (gross of any dispositions during that time), which equated to one percent or more of the class of Common Stock at that time.  As of December 13, 2013, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 452,976 shares of Common Stock, which represented approximately 7.4% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 142,383 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 48,982 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 261,611 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

Between December 14, 2013 and May 16, 2014, the Reporting Persons acquired 62,728 shares of Common Stock (gross of any dispositions during that time), which equated to one percent or more of the class of Common Stock at that time.  As of May 16, 2014, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 509,960 shares of Common Stock, which represented approximately 8.3% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 164,864 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 54,937 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 290,159 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

SCHEDULE 13D

Between May 17, 2014 and August 12, 2014, the Reporting Persons acquired 63,000 shares of Common Stock (gross of any dispositions during that time), which equated to one percent or more of the class of Common Stock at that time.  As of August 12, 2014, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 572,960 shares of Common Stock, which represented approximately 9.3% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 190,677 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 62,535 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 319,748 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

Between August 13, 2014 and February 9, 2015, the Reporting Persons disposed of 64,411 shares of Common Stock (gross of any acquisitions during that time), which equated to one percent or more of the class of Common Stock at that time.  As of February 9, 2015, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 524,499 shares of Common Stock, which represented approximately 8.2% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 196,523 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 63,793 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 264,183 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

Between February 10, 2015 and February 24, 2015, the Reporting Persons disposed of 73,250 shares of Common Stock, which equated to one percent or more of the class of Common Stock at that time.  As of February 24, 2015, each of Philadelphia Financial and Jordan Hymowitz may have been deemed to be the beneficial owner of 451,249 shares of Common Stock, which represented approximately 7.0% of the outstanding shares of Common Stock at that time.  This amount included:  (i) 180,316 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 59,099 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 211,834 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd.

Please see Item 5(c) and Exhibit G for more details on each of the foregoing transactions.

The Reporting Persons generally acquired the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Issuer and, depending on the market and other conditions, may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock, and dispose of all or a portion of the securities of the Issuer including the Common Stock that the Reporting Persons now own or may hereafter acquire.  In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer, and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management (including but not limited to the retention of is its CEO), ownership capital structure, balance sheet management strategy and future plans of the Issuer including the possibility of a sale of the Issuer, business combinations, mergers, assets sales, asset purchases, or other similar transactions involving the Issuer and third parties.  As a result, the Reporting Persons may take positions with respect to, and seek to influence the decisions of, the board of directors of the Issuer regarding the matters discussed above.  Such suggestions or positions may include one or more plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended by adding the following:

Based on information set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on February 3, 2015, there were 6,421,218 shares of the Common Stock issued and outstanding as of February 2, 2015.

(a)           As of April 13, 2015, each of Philadelphia Financial and Jordan Hymowitz may be deemed to be the beneficial owner of 402,016 shares of Common Stock, which represents approximately 6.3% of the outstanding shares of Common Stock. This amount includes: (i) 160,179 shares of Common Stock beneficially owned by Boathouse Row I, L.P.; (ii) 51,999 shares of Common Stock beneficially owned by Boathouse Row II, L.P.; and (iii) 189,838 shares of Common Stock beneficially owned by Boathouse Row Offshore Ltd

(b)           Each of Philadelphia Financial and Jordan Hymowitz share the power to vote or to direct the vote or to dispose or to direct the disposition of 402,016 shares of Common Stock, which includes shared power over: (i) 160,179 shares of Common Stock with Boathouse Row I, L.P.; (ii) 51,999 shares of Common Stock with Boathouse Row II, L.P.; and (iii) 189,838 shares of Common Stock with Boathouse Row Offshore Ltd.

(c)            Please refer to Exhibit G for transactions in the Issuer’s securities during the sixty days prior to each required amendment to Schedule 13D, including the transaction date, number of shares of Common Stock acquired and disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the fund that effected the transaction, and where and how the transaction was effected.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended by adding the following:

The response to Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended by adding the following:

Exhibit B:                      Joint Filing Agreement

Exhibit C:                      Securities Purchase Agreement dated of as May 9, 2012, by and among Meta Financial Group, Inc. and Boathouse Row I, LP, Boathouse Row II, LP and Boathouse Row Offshore, Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 11, 2012)

Exhibit D:                      Registration Rights Agreement dated as of May 9, 2012, by and among Meta Financial Group, Inc. and Boathouse Row I, LP, Boathouse Row II, LP and Boathouse Row Offshore, Ltd. (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit C hereto)

Exhibit E:                      Securities Purchase Agreement dated of as August 16, 2012, by and among Meta Financial Group, Inc. and Boathouse Row I, LP, Boathouse Row II, LP and Boathouse Row I, LP, Boathouse Row II, LP and Boathouse Row Offshore, Ltd. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 20, 2012)

Exhibit F:                      Registration Rights Agreement dated as of September 28, 2012, by and among Meta Financial Group, Inc. and Boathouse Row I, LP, Boathouse Row II, LP and Boathouse Row Offshore, Ltd. (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 1, 2012)

Exhibit G:                      Schedule of Transactions

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2015	PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

	By:	/s/ Rachael Clarke
		Name:	Rachael Clarke
		Title:	Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	Philadelphia Financial Management of San Francisco, LLC, its Investment Adviser

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

JORDAN HYMOWITZ
/s/ Jordan Hymowitz

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Meta Financial Group, Inc., dated as of April 14, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: April 14, 2015	PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

	By:	/s/ Rachael Clarke
		Name:	Rachael Clarke
		Title:	Chief Compliance Officer

BOATHOUSE ROW I, L.P.

By:	Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW II, L.P.

By:	Philadelphia Financial Management of San Francisco, LLC, its General Partner

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

BOATHOUSE ROW OFFSHORE LTD.

By:	Philadelphia Financial Management of San Francisco, LLC, its Investment Adviser

By:	/s/ Rachael Clarke
	Name:	Rachael Clarke
	Title:	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC

JORDAN HYMOWITZ
/s/ Jordan Hymowitz

SCHEDULE 13D

EXHIBIT G

SCHEDULE OF TRANSACTIONS

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	Price Range (if Price is Weighted Average )	How Transaction Effected
6/24/2011	Boathouse Row I, LP	BUY	1,590	$15.39	$14.96-15.75	Open Market
6/24/2011	Boathouse Row II, LP	BUY	502	$15.39	$14.96-15.75	Open Market
6/24/2011	Boathouse Row Offshore Ltd.	BUY	3,442	$15.39	$14.96-15.75	Open Market

6/24/2011	Boathouse Row I, LP	BUY	747	$16.20	$16.00-16.65	Open Market
6/24/2011	Boathouse Row II, LP	BUY	236	$16.20	$16.00-16.65	Open Market
6/24/2011	Boathouse Row Offshore Ltd.	BUY	1,617	$16.20	$16.00-16.65	Open Market

6/24/2011	Boathouse Row I, LP	BUY	105	$17.00		Open Market
6/24/2011	Boathouse Row II, LP	BUY	33	$17.00		Open Market
6/24/2011	Boathouse Row Offshore Ltd.	BUY	226	$17.00		Open Market

6/27/2011	Boathouse Row I, LP	BUY	574	$18.76	$18.60-18.83	Open Market
6/27/2011	Boathouse Row II, LP	BUY	182	$18.76	$18.60-18.83	Open Market
6/27/2011	Boathouse Row Offshore Ltd.	BUY	1,244	$18.76	$18.60-18.83	Open Market
						-
6/29/2011	Boathouse Row I, LP	BUY	1,263	$19.00		Open Market
6/29/2011	Boathouse Row II, LP	BUY	399	$19.00		Open Market
6/29/2011	Boathouse Row Offshore Ltd.	BUY	2,738	$19.00		Open Market

6/30/2011	Boathouse Row I, LP	BUY	292	$18.99	$18.88-19.05	Open Market
6/30/2011	Boathouse Row II, LP	BUY	62	$18.99	$18.88-19.05	Open Market
6/30/2011	Boathouse Row Offshore Ltd.	BUY	770	$18.99	$18.88-19.05	Open Market

7/18/2011	Boathouse Row I, LP	BUY	725	$19.20	$18.99-19.50	Open Market
7/18/2011	Boathouse Row II, LP	BUY	244	$19.20	$18.99-19.50	Open Market
7/18/2011	Boathouse Row Offshore Ltd.	BUY	1,330	$19.20	$18.99-19.50	Open Market

7/19/2011	Boathouse Row I, LP	BUY	331	$20.08	$19.92-20.25	Open Market
7/19/2011	Boathouse Row II, LP	BUY	112	$20.08	$19.92-20.25	Open Market
7/19/2011	Boathouse Row Offshore Ltd.	BUY	607	$20.08	$19.92-20.25	Open Market

7/19/2011	Boathouse Row I, LP	BUY	719	$21.00		Open Market
7/19/2011	Boathouse Row II, LP	BUY	242	$21.00		Open Market
7/19/2011	Boathouse Row Offshore Ltd.	BUY	1,318	$21.00		Open Market

SCHEDULE 13D

7/28/2011	Boathouse Row I, LP	BUY	1,163	$20.70	$20.05-21.00	Open Market
7/28/2011	Boathouse Row II, LP	BUY	462	$20.70	$20.05-21.00	Open Market
7/28/2011	Boathouse Row Offshore Ltd.	BUY	675	$20.70	$20.05-21.00	Open Market

7/29/2011	Boathouse Row I, LP	BUY	3,418	$21.33	$20.94-21.76	Open Market
7/29/2011	Boathouse Row II, LP	BUY	1,363	$21.33	$20.94-21.76	Open Market
7/29/2011	Boathouse Row Offshore Ltd.	BUY	1,981	$21.33	$20.94-21.76	Open Market

8/15/2011	Boathouse Row I, LP	BUY	3,837	$18.99	$18.80-19.00	Open Market
8/15/2011	Boathouse Row II, LP	BUY	1,094	$18.99	$18.80-19.00	Open Market
8/15/2011	Boathouse Row Offshore Ltd.	BUY	10,642	$18.99	$18.80-19.00	Open Market

2/14/2012	Boathouse Row I, LP	SELL	(3,435)	$19.48	$19.42-19.55	Open Market
2/14/2012	Boathouse Row II, LP	SELL	(956)	$19.48	$19.42-19.55	Open Market
2/14/2012	Boathouse Row Offshore Ltd.	SELL	(8,609)	$19.48	$19.42-19.55	Open Market

2/15/2012	Boathouse Row I, LP	SELL	(3,407)	$20.12	$19.95-20.34	Open Market
2/15/2012	Boathouse Row II, LP	SELL	(919)	$20.12	$19.95-20.34	Open Market
2/15/2012	Boathouse Row Offshore Ltd.	SELL	(9,074)	$20.12	$19.95-20.34	Open Market

2/29/2012	Boathouse Row I, LP	SELL	(145)	$21.85	$21.79-21.93	Open Market
2/29/2012	Boathouse Row II, LP	SELL	(43)	$21.85	$21.79-21.93	Open Market
2/29/2012	Boathouse Row Offshore Ltd.	SELL	(312)	$21.85	$21.79-21.93	Open Market

3/1/2012	Boathouse Row I, LP	SELL	(4,096)	$21.53	$21.50-21.75	Open Market
3/1/2012	Boathouse Row II, LP	SELL	(1,213)	$21.53	$21.50-21.75	Open Market
3/1/2012	Boathouse Row Offshore Ltd.	SELL	(8,891)	$21.53	$21.50-21.75	Open Market

3/9/2012	Boathouse Row I, LP	SELL	(1,615)	$21.08	$21.05-21.18	Open Market
3/9/2012	Boathouse Row II, LP	SELL	(480)	$21.08	$21.05-21.18	Open Market
3/9/2012	Boathouse Row Offshore Ltd.	SELL	(3,505)	$21.08	$21.05-21.18	Open Market

3/14/2012	Boathouse Row I, LP	SELL	(115)	$21.25		Open Market
3/14/2012	Boathouse Row II, LP	SELL	(34)	$21.25		Open Market
3/14/2012	Boathouse Row Offshore Ltd.	SELL	(251)	$21.25		Open Market

3/16/2012	Boathouse Row I, LP	SELL	(289)	$20.96		Open Market
3/16/2012	Boathouse Row II, LP	SELL	(86)	$20.96		Open Market
3/16/2012	Boathouse Row Offshore Ltd.	SELL	(625)	$20.96		Open Market

5/9/2012	Boathouse Row I, LP	BUY	39,708	$20.60		Private Transaction (See Item 4)

SCHEDULE 13D

5/9/2012	Boathouse Row II, LP	BUY	12,626	$20.60		Private Transaction (See Item 4)
5/9/2012	Boathouse Row Offshore Ltd.	BUY	85,666	$20.60		Private Transaction (See Item 4)

8/16/2012	Boathouse Row I, LP	BUY	28,095	$21.91		Private Transaction (See Item 4)
8/16/2012	Boathouse Row II, LP	BUY	9,263	$21.91		Private Transaction (See Item 4)
8/16/2012	Boathouse Row Offshore Ltd.	BUY	62,642	$21.91		Private Transaction (See Item 4)

8/12/2013	Boathouse Row I, LP	SELL	(225)	$32.83	$32.80-33.00	Open Market
8/12/2013	Boathouse Row II, LP	SELL	(22)	$32.83	$32.80-33.00	Open Market
8/12/2013	Boathouse Row Offshore Ltd.	SELL	(653)	$32.83	$32.80-33.00	Open Market

8/13/2013	Boathouse Row I, LP	SELL	(255)	$32.83	$32.64-32.92	Open Market
8/13/2013	Boathouse Row II, LP	SELL	(25)	$32.83	$32.64-32.92	Open Market
8/13/2013	Boathouse Row Offshore Ltd.	SELL	(740)	$32.83	$32.64-32.92	Open Market

8/14/2013	Boathouse Row I, LP	SELL	(338)	$32.22	$32.20-32.23	Open Market
8/14/2013	Boathouse Row II, LP	SELL	(34)	$32.22	$32.20-32.23	Open Market
8/14/2013	Boathouse Row Offshore Ltd.	SELL	(979)	$32.22	$32.20-32.23	Open Market

8/15/2013	Boathouse Row I, LP	SELL	(459)	$31.77	$31.75-31.81	Open Market
8/15/2013	Boathouse Row II, LP	SELL	(46)	$31.77	$31.75-31.81	Open Market
8/15/2013	Boathouse Row Offshore Ltd.	SELL	(1,330)	$31.77	$31.75-31.81	Open Market

8/16/2013	Boathouse Row I, LP	SELL	(814)	$31.49	$31.40-31.50	Open Market
8/16/2013	Boathouse Row II, LP	SELL	(81)	$31.49	$31.40-31.50	Open Market
8/16/2013	Boathouse Row Offshore Ltd.	SELL	(2,355)	$31.49	$31.40-31.50	Open Market

8/19/2013	Boathouse Row I, LP	SELL	(53)	$31.85	$31.80-31.88	Open Market
8/19/2013	Boathouse Row II, LP	SELL	(6)	$31.85	$31.80-31.88	Open Market
8/19/2013	Boathouse Row Offshore Ltd.	SELL	(152)	$31.85	$31.80-31.88	Open Market

8/20/2013	Boathouse Row I, LP	SELL	(301)	$31.09	$31.00-31.95	Open Market
8/20/2013	Boathouse Row II, LP	SELL	(30)	$31.09	$31.00-31.95	Open Market
8/20/2013	Boathouse Row Offshore Ltd.	SELL	(874)	$31.09	$31.00-31.95	Open Market

8/21/2013	Boathouse Row I, LP	SELL	(125)	$31.35	$31.20-31.46	Open Market
8/21/2013	Boathouse Row II, LP	SELL	(13)	$31.35	$31.20-31.46	Open Market
8/21/2013	Boathouse Row Offshore Ltd.	SELL	(362)	$31.35	$31.20-31.46	Open Market

SCHEDULE 13D

8/22/2013	Boathouse Row I, LP	SELL	(4,458)	$31.05	$30.95-31.25	Open Market
8/22/2013	Boathouse Row II, LP	SELL	(444)	$31.05	$30.95-31.25	Open Market
8/22/2013	Boathouse Row Offshore Ltd.	SELL	(12,908)	$31.05	$30.95-31.25	Open Market

8/23/2013	Boathouse Row I, LP	SELL	(3,190)	$31.85	$31.63-32.05	Open Market
8/23/2013	Boathouse Row II, LP	SELL	(317)	$31.85	$31.63-32.05	Open Market
8/23/2013	Boathouse Row Offshore Ltd.	SELL	(9,238)	$31.85	$31.63-32.05	Open Market

8/26/2013	Boathouse Row I, LP	SELL	(137)	$33.34	$33.14-33.39	Open Market
8/26/2013	Boathouse Row II, LP	SELL	(14)	$33.34	$33.14-33.39	Open Market
8/26/2013	Boathouse Row Offshore Ltd.	SELL	(396)	$33.34	$33.14-33.39	Open Market

9/6/2013	Boathouse Row I, LP	SELL	(13,031)	$34.75		Open Market
9/6/2013	Boathouse Row II, LP	SELL	(3,024)	$34.75		Open Market
9/6/2013	Boathouse Row Offshore Ltd.	SELL	(30,326)	$34.75		Open Market

10/31/2013	Boathouse Row I, LP	BUY	2,605	$37.30	$36.71-37.48	Open Market
10/31/2013	Boathouse Row II, LP	BUY	795	$37.30	$36.71-37.48	Open Market
10/31/2013	Boathouse Row Offshore Ltd.	BUY	3,185	$37.30	$36.71-37.48	Open Market

11/7/2013	Boathouse Row I, LP	BUY	3,023	$37.15	$36.90-37.20	Open Market
11/7/2013	Boathouse Row II, LP	BUY	1,000	$37.15	$36.90-37.20	Open Market
11/7/2013	Boathouse Row Offshore Ltd.	BUY	6,392	$37.15	$36.90-37.20	Open Market

11/8/2013	Boathouse Row I, LP	BUY	1,161	$37.15	$36.99-37.27	Open Market
11/8/2013	Boathouse Row II, LP	BUY	384	$37.15	$36.99-37.27	Open Market
11/8/2013	Boathouse Row Offshore Ltd.	BUY	2,455	$37.15	$36.99-37.27	Open Market

11/15/2013	Boathouse Row I, LP	BUY	3,100	$36.62	$36.59-36.70	Open Market
11/15/2013	Boathouse Row II, LP	BUY	715	$36.62	$36.59-36.70	Open Market
11/15/2013	Boathouse Row Offshore Ltd.	BUY	3,662	$36.62	$36.59-36.70	Open Market

11/18/2013	Boathouse Row I, LP	BUY	5,597	$37.04	$36.95-37.10	Open Market
11/18/2013	Boathouse Row II, LP	BUY	1,288	$37.04	$36.95-37.10	Open Market
11/18/2013	Boathouse Row Offshore Ltd.	BUY	6,615	$37.04	$36.95-37.10	Open Market

11/19/2013	Boathouse Row I, LP	BUY	2,109	$37.19	$37.00-37.20	Open Market
11/19/2013	Boathouse Row II, LP	BUY	486	$37.19	$37.00-37.20	Open Market
11/19/2013	Boathouse Row Offshore Ltd.	BUY	2,491	$37.19	$37.00-37.20	Open Market

11/20/2013	Boathouse Row I, LP	BUY	1,078	$37.11	$37.00-37.20	Open Market
11/20/2013	Boathouse Row II, LP	BUY	248	$37.11	$37.00-37.20	Open Market

SCHEDULE 13D

11/20/2013	Boathouse Row Offshore Ltd.	BUY	1,274	$37.11	$37.00-37.20	Open Market

12/13/2013	Boathouse Row I, LP	BUY	5,296	$37.61	$37.36-37.80	Open Market
12/13/2013	Boathouse Row II, LP	BUY	1,718	$37.61	$37.36-37.80	Open Market
12/13/2013	Boathouse Row Offshore Ltd.	BUY	9,786	$37.61	$37.36-37.80	Open Market

4/25/2014	Boathouse Row I, LP	BUY	3,023	$41.91	$41.75-42.05	Open Market
4/25/2014	Boathouse Row Offshore Ltd.	BUY	1,888	$41.91	$41.75-42.05	Open Market

4/29/2014	Boathouse Row I, LP	BUY	3,623	$42.43	$41.90-42.65	Open Market
4/29/2014	Boathouse Row II, LP	BUY	128	$42.43	$41.90-42.65	Open Market
4/29/2014	Boathouse Row Offshore Ltd.	BUY	2,766	$42.43	$41.90-42.65	Open Market

5/1/2014	Boathouse Row I, LP	BUY	1,092	$40.25	$39.91-40.70	Open Market
5/1/2014	Boathouse Row II, LP	BUY	368	$40.25	$39.91-40.70	Open Market
5/1/2014	Boathouse Row Offshore Ltd.	BUY	1,941	$40.25	$39.91-40.70	Open Market

5/1/2014	Boathouse Row I, LP	BUY	719	$41.49	$41.00-41.93	Open Market
5/1/2014	Boathouse Row II, LP	BUY	242	$41.49	$41.00-41.93	Open Market
5/1/2014	Boathouse Row Offshore Ltd.	BUY	1,277	$41.49	$41.00-41.93	Open Market

5/1/2014	Boathouse Row I, LP	BUY	34	$42.06	$42.05-42.39	Open Market
5/1/2014	Boathouse Row II, LP	BUY	11	$42.06	$42.05-42.39	Open Market
5/1/2014	Boathouse Row Offshore Ltd.	BUY	60	$42.06	$42.05-42.39	Open Market

5/16/2014	Boathouse Row I, LP	BUY	2,576	$35.11	$34.99-35.60	Open Market
5/16/2014	Boathouse Row II, LP	BUY	324	$35.11	$34.99-35.60	Open Market
5/16/2014	Boathouse Row Offshore Ltd.	BUY	1,762	$35.11	$34.99-35.60	Open Market

6/27/2014	Boathouse Row I, LP	BUY	1,885	$40.19	$39.88-40.50	Open Market
6/27/2014	Boathouse Row II, LP	BUY	793	$40.19	$39.88-40.50	Open Market
6/27/2014	Boathouse Row Offshore Ltd.	BUY	5,322	$40.19	$39.88-40.50	Open Market

7/31/2014	Boathouse Row I, LP	BUY	3,959	$36.92	$36.84-37.00	Open Market
7/31/2014	Boathouse Row II, LP	BUY	739	$36.92	$36.84-37.00	Open Market

8/8/2014	Boathouse Row I, LP	BUY	802	$38.95	$38.30-39.29	Open Market
8/8/2014	Boathouse Row II, LP	BUY	258	$38.95	$38.30-39.29	Open Market
8/8/2014	Boathouse Row Offshore Ltd.	BUY	574	$38.95	$38.30-39.29	Open Market

8/8/2014	Boathouse Row I, LP	BUY	5,282	$39.72	$39.31-40.05	Open Market
8/8/2014	Boathouse Row II, LP	BUY	1,700	$39.72	$39.31-40.05	Open Market
8/8/2014	Boathouse Row Offshore Ltd.	BUY	3,784	$39.72	$39.31-40.05	Open Market

SCHEDULE 13D

8/12/2014	Boathouse Row I, LP	BUY	5,366	$38.45	$38.24-38.50	Open Market
8/12/2014	Boathouse Row II, LP	BUY	1,767	$38.45	$38.24-38.50	Open Market
8/12/2014	Boathouse Row Offshore Ltd.	BUY	7,867	$38.45	$38.24-38.50	Open Market

12/29/2014	Boathouse Row I, LP	BUY	6,685	$35.21	$35.15-35.25	Open Market
12/29/2014	Boathouse Row II, LP	BUY	515	$35.21	$35.15-35.25	Open Market

12/30/2014	Boathouse Row I, LP	BUY	185	$35.25		Open Market
12/30/2014	Boathouse Row II, LP	BUY	15	$35.25		Open Market

2/6/2015	Boathouse Row I, LP	SELL	(934)	$34.30	$34.25-34.40	Open Market
2/6/2015	Boathouse Row Offshore Ltd.	SELL	(11,673)	$34.30	$34.25-34.40	Open Market

2/9/2015	Boathouse Row I, LP	SELL	(3,402)	$34.31	$34.15-34.48	Open Market
2/9/2015	Boathouse Row Offshore Ltd.	SELL	(42,502)	$34.31	$34.15-34.48	Open Market

2/10/2015	Boathouse Row I, LP	SELL	(2,935)	$33.92	$33.90-33.93	Open Market
2/10/2015	Boathouse Row Offshore Ltd.	SELL	(36,682)	$33.92	$33.90-33.93	Open Market

2/24/2015	Boathouse Row I, LP	SELL	(13,272)	$35.74	$35.68-35.85	Open Market
2/24/2015	Boathouse Row II, LP	SELL	(4,694)	$35.74	$35.68-35.85	Open Market
2/24/2015	Boathouse Row Offshore Ltd.	SELL	(15,667)	$35.74	$35.68-35.85	Open Market

SCHEDULE 13D

ANNEX A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Persons:

Philadelphia Financial Management of San Francisco, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jordan Hymowitz	Managing Member	Investment Management	United States	(1)

Boathouse Row I, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row II, L.P.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	General Partner	Investment Management	California	(1)

Boathouse Row Offshore Ltd.

Name	Title or Relationship with Fund	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Philadelphia Financial Management of San Francisco, LLC	Investment Adviser	Investment Management	California	(1)
Rachel Clarke	Director	Chief Compliance Officer of Philadelphia Financial Management of San Francisco, LLC	United States	(1)
Geoff Ruddick	Director	Professional Director	Cayman Islands	(1)
Ebony Myles-Berry	Director	Professional Director	Cayman Islands	(1)

 (1)  The address of the principal place of business of each of the Covered Persons is 450 Sansome Street, Suite 1500, San Francisco, California 94111.